SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

CHANGES IN COMPANIES OF ECOPETROL S.A.

Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; BVL: EC; TSX: ECP) reports that the Board of Directors of Ecopetrol S.A. at a meeting held on September 19, 2011, has authorized the following changes in the stock ownership of some of the companies in the business group:

Current Stock Composition:

	Direct participation of	Indirect participation of
	Ecopetrol	Ecopetrol
Ecopetrol America Inc.	0.20%	99.80%
Ecopetrol Oleo e Gas do Brasil	99.999995%	0.000005%
Offshore International Group	50%	-
Equion Energía Limited	51%	-
Ecopetrol Pipelines International Limited	-	100.00%
Ecopetrol Transportation Investments Limited	100%	-
Ecopetrol Transportation Company Limited	58.80%	41.20%

Approved Stock Composition:

	Direct participation of	Indirect participation of
	Ecopetrol	Ecopetrol
Ecopetrol America Inc.	-	100%
Ecopetrol Oleo e Gas do Brasil	-	100%
Offshore International Group	-	50%
Equion Energía Limited	-	51%
Ecopetrol Pipelines International Limited	100%	-

With the aim of putting into practice the approved changes, the following operations are to be executed:

1)	Transfer all shares held by Ecopetrol S.A. in Ecopetrol Oleo e Gas do Brasil to Ecopetrol Global Energy S.L.U.

2)	Transfer all shares held by Ecopetrol S.A. in Ecopetrol Perú to Ecopetrol Global Energy S.L.U.

3)	Transfer all shares held by Ecopetrol S.A. in Ecopetrol America Inc. to Ecopetrol Global Energy S.L.U.

4)	Transfer all shares held by Ecopetrol S.A. in Offshore International Group to Ecopetrol Global Energy S.L.U.

5)	Establishment of the company Ecopetrol E&P International in Bermuda.

6)	Transfer all shares held by Ecopetrol S.A. in Equion Energía Limited to Ecopetrol E&P International.

7)
Merger of Ecopetrol Pipelines International Limited, Ecopetrol Transportation Company Limited and Ecopetrol Transportation Investments Limited with the surviving company being Ecopetrol Pipelines International Limited.

The operations described in no way affect the participation of Ecopetrol in the revenues of the business conducted by the subsidiary companies involved, nor do they entail the transfer or flow of resources between the subsidiaries, nor between any of them and the parent company.

Bogota, Colombia, September 20, 2011

---------------------------------------------------

Ecopetrol is Colombia's largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 20, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer